

SECURI 07005989 ISSION

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SEC FILE NUMBER
8 - 44328

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Options Trading Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Manhattanville Road
(No. and Street)

Purchase	New York	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Santori (914) 694-5800
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, James W. Santori, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Options Trading Associates LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHEN J. ROGERS
Notary Public, State of New York
No. 01RO6111754
Qualified in Westchester County
Commission Expires June 28, 2008

[Signature]
Signature

CFO
Title

[Signature]
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPTIONS TRADING ASSOCIATES LLC
(In Liquidation)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

OPTIONS TRADING ASSOCIATES LLC
(In Liquidation)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
Options Trading Associates LLC (In Liquidation)

We have audited the accompanying statement of financial condition of Options Trading Associates LLC (In Liquidation) (the "Company") including the condensed schedule of investments, as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Options Trading Associates LLC (In Liquidation) as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 27, 2007

OPTIONS TRADING ASSOCIATES LLC

(In Liquidation)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Investments in securities, at market (cost $219,851,263)	$ 217,887,768
Receivable from clearing broker, including deposit of $60,000	2,346,228
Cash	26,065
Other assets	160,229
	$ 220,420,290

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Securities sold short, at market (proceeds $185,392,992)	$ 183,126,605
Payable to clearing broker	16,193,202
Accounts expenses and other liabilities	189,951
Total liabilities	199,509,758
Memeber's equity	20,910,532
	$ 220,420,290

See accompanying notes to financial statements.

OPTIONS TRADING ASSOCIATES LLC

(In Liquidation)

CONDENSED SCHEDULE OF INVESTMENTS

December 31, 2006

	Number of Shares	Percentage of Member's Equity	Market Value
Investments in securities, at market			
Common stocks			
Cosmetics/ Personal Care			
Procter & Gamble Co.	260,180	80.0 %	$ 16,721,769
Other		0.1	22,931
Software			
Mastercard Inc-Class A	67,500	31.8	6,648,075
First Data Corp	141,400	17.3	3,608,528
Other		10.1	2,110,055
Airlines			
Continental Airlines-Class B	144,150	28.4	5,946,188
Other		0.6	122,729
Oil & Gas			
Eog Resources Inc.	76,600	22.9	4,783,670
Encana Corp.	60,600	13.3	2,784,570
Devon Energy corporation	40,900	13.1	2,743,572
Pogo Producing Co.	33,900	7.9	1,642,116
Patterson-Uti Energy Inc.	44,939	5.0	1,043,933
Other		34.9	7,302,890
Transportation			
United Parcel Service-Cl B	55,400	19.9	4,153,892
Expeditors Intl Wash Inc.	81,660	15.8	3,307,230
Others		15.9	3,330,223
Auto Parts & Equipment			
Lear Corp.	138,600	19.6	4,092,858
Other		1.8	385,497
Internet			
Akamai Technologies	70,900	18.0	3,766,208
Amazon.com Inc.	67,815	12.8	2,675,980
F5 Networks Inc.	17,100	6.1	1,268,991
Others		13.6	2,845,447
Aerospace / Defense			
Boeing Co	40,100	17.0	3,562,484
Other		0.7	145,015
Machinery- Construction & Mining			
Terex Corp.	52,500	16.2	3,390,450
Bucyrus International Inc-A	30,900	7.7	1,599,384
Others		2.4	510,663

See accompanying notes to financial statements.

OPTIONS TRADING ASSOCIATES LLC

(In Liquidation)

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)

December 31, 2006

	Number of Shares	Percentage of Member's Equity	Market Value
Investments in securities, at market (continued)			
Common stocks (continued)			
Commercial Services			
Western Union Co.	141,400	15.2 %	$ 3,170,188
Other		11.5	2,406,323
Lodging			
Harrah's Entertainment Inc.	31,800	12.6	2,630,496
Other		11.5	2,409,356
Semiconductors			
Nvidia Corp.	63,700	11.3	2,357,537
Other		8.6	1,808,372
Retail			
Autozone Inc.	19,800	10.9	2,288,088
Other		21.9	4,572,288
Insurance			
Allstate Corp.	33,000	10.3	2,148,630
Other		10.2	2,137,452
Telecommunications			
Sprint Nextel Corp.	107,337	9.7	2,027,596
Qualcomm Inc.	41,823	7.6	1,580,491
Deutsche Telekom Ag-Spon ADR	70,200	6.1	1,277,640
Anixter International Inc.	19,700	5.1	1,069,710
Others		13.4	2,803,518
Electronics			
Mettler- Toledo International	25,400	9.6	2,002,790
Other		10.5	2,185,953
Environmental Control			
Metal Management Inc.	41,100	7.4	1,555,635
Other		0.9	195,092
Diversified Financial Services			
American Express Co.	25,300	7.3	1,534,951
Others		13.8	2,876,286
Chemicals			
Lyondell Chemical Company	59,050	7.2	1,509,909
Other		4.5	941,057

See accompanying notes to financial statements.

OPTIONS TRADING ASSOCIATES LLC

(In Liquidation)

CONDENSED SCHEDULE OF INVESTMENTS(CONTINUED)

December 31, 2006

	Number of Shares	Percentage of Member's Equity	Market Value
Investments in securities, at market (continued)			
Common stocks (continued)			
Computers			
Sigma Designs Inc.	56,178	6.8 %	$ 1,429,730
NCR Corporation	29,000	5.9	1,240,040
Others		17.7	3,694,315
Beverages			
Molson Coors Brewing Co.-B	16,300	6.0	1,245,972
Other		3.5	740,965
Home Builders			
Centex Corp.	21,400	5.8	1,204,178
Other		5.0	1,036,478
Food		13.4	2,794,156
Mining		13.3	2,777,061
Electric		10.1	2,113,474
Iron/ Steel		9.5	1,978,319
Healthcare Services		7.7	1,603,387
Leisure Time		7.2	1,511,976
Home Furnishings		6.4	1,329,493
Pharmaceuticals		6.4	1,329,895
Agriculture		6.2	1,289,685
Coal		6.0	1,259,247
Healthcare - Products		5.9	1,230,562
Miscellaneous Manufacturers		5.7	1,200,962
Building Materials		5.5	1,154,373
Banks		5.5	1,141,063
Oil & Gas Services		4.9	1,034,797
Engineering & Construction		4.4	915,786
Media		3.7	780,674
Pipelines		3.2	668,074
Apparel		3.2	664,338
Advertising		2.9	604,566
Other		9.9	2,119,706
Total common stocks (cost $180,165,401)		851.7	178,097,978

See accompanying notes to financial statements.

OPTIONS TRADING ASSOCIATES LLC

(In Liquidation)

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)

December 31, 2006

	Number of Contracts	Percentage of Member's Equity	Market Value
Investments in securities, at market (continued)			
Options purchased			
United States			
Retail			
JCPenny Corp., Inc. Jan 2007 $40 Calls	1,020	18.2 %	$ 3,804,600
Wendy's Intl. Inc, Jan 2007 $35 Calls	390	7.0	1,458,600
Other		9.9	2,075,442
Telecommunications		14.6	3,130,570
Software		13.6	2,902,233
Oil & Gas Services			
Veritas Dgc Inc. Jan 2007 $25 Calls	434	12.5	2,610,510
Other		0.2	43,508
Pharmaceuticals			
Allergan Inc. Jan 2007 $70 Calls	400	9.5	1,992,000
Other		1.3	273,955
Oil & Gas		10.7	2,283,109
Mining		10.0	2,098,568
Diversified Financial Services		8.8	1,856,790
Electric		8.4	1,753,525
Engineering & Construction			
McDermott Intl. Inc. Jan 2007 $15 Calls	275	7.1	1,476,750
Other		0.8	169,004
Iron/ Steel		7.7	1,563,730
Transportation		6.9	1,450,765
Savings & Loans		3.1	660,205
Internet		2.6	615,455
Commercial Services		2.4	557,963
Food		2.2	473,025
Advertising		1.8	408,105
Chemicals		1.8	385,925
Coal		1.8	370,890
Media		1.8	367,203
Healthcare- Services		1.7	365,705
Semiconductors		1.7	395,178
Home Builders		1.6	325,796
Apparel		1.5	300,100
Auto Parts & Equipment		1.3	266,195
Agriculture		1.0	221,178
Computers		1.0	208,288
Lodging		1.0	217,374
Other		14.8	2,707,546
Total options purchased (cost $39,685,862)		190.3	39,789,790
Total investments in securities, at market (cost $219,851,263)		1042.0 %	$ 217,887,768

See accompanying notes to financial statements.

OPTIONS TRADING ASSOCIATES LLC

(In Liquidation)

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)

December 31, 2006

	Percentage of Member's Equity	Market Value
Investments in securities, at market (continued)		
The geographical categorization by country of issuer of the value of investments in securities is as follows:		
United States (cost $205,579,867)	974.1 %	$ 203,687,824
Canada (cost $6,669,069)	30.5	6,381,528
Switzerland (cost $1,993,238)	9.7	2,028,521
China (cost $1,169,981)	6.1	1,284,110
Germany (cost $1,248,871)	6.1	1,277,640
Greece (cost $508,804)	2.5	523,260
Bermuda (cost $522,557)	2.5	513,817
Spain (cost $458,442)	2.1	438,150
Mexico (cost $347,325)	1.8	382,008
India (cost $279,013)	1.4	289,089
South Africa (cost $286,908)	1.3	277,967
Singapore (cost $234,554)	1.1	238,475
Indonesia (cost $106,581)	0.5	109,440
Japan (cost $82,685)	0.4	93,903
Luxembourg (cost $70,000)	0.4	79,839
Puerto Rico (cost $74,148)	0.3	70,522
Norway (cost $59,478)	0.3	52,640
Israel (cost $50,882)	0.2	50,524
Brazil (cost $41,499)	0.2	43,920
United Kingdom (cost $40,799)	0.2	36,660
Taiwan (cost $19,364)	0.1	18,563
Russia (cost $7,198)	0.0	9,368
Total investments in securities, at market (cost $219,851,263)	1042.0 %	$ 217,887,768

See accompanying notes to financial statements.

OPTIONS TRADING ASSOCIATES LLC

(In Liquidation)

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)

December 31, 2006

Securities sold short, at market	Number of Shares	Percentage of Member's Equity	Market Value
Common stocks			
Retail trade			
J.C. Penney Co Inc	101,400	37.5 %	$ 7,844,304
Tim Hortons Inc	75,649	10.5	2,190,795
Wendy'S International Inc	56,100	8.9	1,856,349
Abercrombie & Fitch Co-Cl A	26,400	8.8	1,838,232
Cbrl Group Inc	26,500	5.7	1,186,140
Other		38.3	7,963,188
Software			
Ca Inc	313,500	34.0	7,100,775
Sei Investments Company	23,656	6.7	1,408,951
Other		6.3	1,322,167
Electric			
Allegheny Energy Inc	118,350	26.0	5,433,449
Txu Corp	39,600	10.3	2,146,716
Nrg Energy Inc	32,800	8.8	1,837,128
Other		8.2	1,709,563
Pharmaceuticals			
Allergan Inc	39,600	22.7	4,741,704
Glaxosmith Kline PLC-ADR	41,100	10.4	2,168,436
Other		2.5	534,069
Iron and Steel			
Cleveland-Cliffs Inc	76,300	17.7	3,695,972
United States Steel Corp	26,800	9.4	1,960,152
Other		2.7	559,260
Oil and Gas Services			
Veritas Dgc Inc	34,700	14.2	2,971,361
Suncor Energy Inc	14,500	5.5	1,144,195
Other		23.9	5,026,834
Savings and Loans			
Washington Mutual Inc	64,507	14.0	2,934,423
Other		6.2	1,309,520
Engineering and Construction			
Mcdermott Intl Inc	41,250	10.0	2,097,975
Other		4.8	1,009,620
Diversified Financial Service			
Freddie Mac	30,170	9.8	2,048,543
Affiliated Managers Group	14,100	7.1	1,482,333
Other		22.5	4,701,640
Mining			
Agnico-Eagle Mines Ltd	68,800	13.6	2,837,312
Vulcan Materials Co	22,800	9.8	2,049,036
Other		2.6	569,763

See accompanying notes to financial statements.

OPTIONS TRADING ASSOCIATES LLC

(In Liquidation)

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)

December 31, 2006

	Number of Shares	Percentage of Member's Equity	Market Value
Securities sold short, at market (continued)			
Common stocks (continued)			
Electronics			
Thermo Fisher Scientific Inc	29,300	6.3 %	$ 1,326,997
Other		7.0	1,459,345
Chemicals			
Sigma-Aldrich	15,920	5.9	1,237,302
Other		7.1	1,479,591
Banks			
Zions Bancorporation	13,528	5.3	1,115,248
Other		13.3	2,789,273
Telecommunications			
Corning Inc.	75,650	6.8	1,415,412
American Tower Corp. - CL A	33,706	6.0	1,256,560
Mobile Telesystems-Sp Adr	21,600	5.2	1,084,104
Other		19.1	3,994,982
Commercial Services		12.4	2,589,702
Insurance		10.8	2,264,005
Semiconductors		10.6	2,217,545
Transportation		10.0	2,090,287
Food		9.7	2,020,456
Media		9.7	2,030,082
Internet		7.8	1,632,120
Miscellaneous Manufacturer		7.7	1,599,979
Apparel		7.5	1,574,104
Healthcare-Services		6.4	1,328,112
Healthcare-Products		5.8	1,214,854
Leisure Time		5.7	1,209,872
Auto Parts&Equipment		5.5	1,151,979
Agriculture		5.3	1,115,392
Metal Fabricate/Hardware		4.9	1,021,752
Aerospace/Defense		4.3	894,258
Computers		4.2	880,724
Machinery-Diversified		3.7	769,764
Lodging		3.6	762,191
Entertainment		3.5	726,023
Beverages		3.4	718,925
Real Estate		3.3	694,275
Advertising		3.1	647,812
Forest Products&Paper		2.9	598,225
Toys/Games/Hobbies		2.7	567,801
Biotechnology		2.0	414,842
Home Builders		1.9	407,347
Building Materials		1.8	369,012
Textiles		1.7	344,356
Energy-Alternate Sources		1.5	319,580
REITS		1.4	305,139
Household Products/Wares		0.7	138,282
Airlines		0.6	125,181
Other		7.5	1,569,866
Securities sold short (proceeds $53,374,871)		255.6 %	$ 53,472,658

See accompanying notes to financial statements.

OPTIONS TRADING ASSOCIATES LLC

(In Liquidation)

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)

December 31, 2006

	Number of Contracts	Percentage of Member's Equity	Market Value
Securities sold short, at market (*continued*)			
Options written			
Airlines			
Columnar Jan 2007 Calls	1140	15.7 %	$ 3,283,200
Other		4.2	875,773
Auto Parts & Equipment		0.0	
Lear Corp. Jan 2007 Calls	1337	6.1	1,276,835
Other		0.7	137,523
Cosmetics/Personal Care		0.0	
Proctor and Gamble Jan 2007 Calls	2000	12.3	2,570,000
Other		2.3	489,908
Mining		0.0	
First Data Jan 2007 Calls	1763	6.8	1,419,215
Other		3.9	809,930
Software		0.0	
Mastercard Inc. Jan 2007 Calls	582	10.7	2,246,520
Mastercard Inc. Jan 2007 Calls	272	5.7	1,184,560
Other		7.0	1,472,179
Internet		12.0	2,518,255
Retail		11.3	2,356,818
Oil & Gas		11.6	2,432,738
Computers		9.6	1,998,232
Telecommunications		7.3	1,525,815
Diversified Financial Services		7.0	1,454,643
Machinery-Construction & Mining		5.6	1,173,685
Semiconductors		4.9	1,030,738
Commercial Services		4.4	919,230
Iron/Steel		4.4	914,055
Insurance		3.8	786,909
Agriculture		3.8	790,803
Electronics		3.5	721,617
Advertising		3.1	644,823
Chemicals		3.0	637,043
Transportation		3.1	640,325
Electric		2.9	598,842
Food		2.7	566,493
Environmental Control		1.8	368,640
Electric Comp & Equipment		1.4	292,810
Aerospace/Defense		1.1	223,934
Engineering & Construction		1.0	212,948
Other		16.1	3,399,003
Total options written (proceeds $44,635,616)		200.8	41,974,042
Total securities sold short, at market (proceeds $98,010,487)		875.8 %	$ 95,446,700

See accompanying notes to financial statements.

OPTIONS TRADING ASSOCIATES LLC

(In Liquidation)

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)

December 31, 2006

	Percentage of Member's Equity	Market Value
Securities sold short, at market (continued)		
The geographical categorization by country of issuer of the value of investments in securities is as follows:		
United States (proceeds $165,204,183)	779.0 %	$ 162,889,398
Canada (proceeds $7,918,451)	36.4	7,605,936
United Kingdom (proceeds $2,342,864)	11.2	2,335,933
Russia (proceeds $2,037,465)	10.1	2,110,454
Bermuda (proceeds $1,404,147)	6.6	1,389,921
China (proceeds $1,038,552)	5.9	1,226,513
India (proceeds $813,121)	4.0	828,766
France (proceeds $788,630)	3.8	785,660
Germany (proceeds $641,715)	3.1	654,089
Bahamas (proceeds $519,735)	2.7	562,698
Cayman Islands (proceeds $478,233)	2.4	495,550
Columbia (proceeds $460,477)	2.2	464,135
Finland (proceeds $375,081)	1.8	376,936
Taiwan (proceeds $315,932)	1.5	321,222
Buzil (proceeds $269,730)	1.4	285,585
Sweden (proceeds $217,767)	1.1	223,110
Luxembourg (proceeds $147,293)	0.7	149,670
Sitzerland (proceeds $132,484)	0.6	132,726
Israel (proceeds $110,995)	0.5	98,752
Hong Kong (proceeds $80,455)	0.4	91,968
South Africa (proceeds $59,071)	0.3	61,327
Netherlands (proceeds $21,090)	0.1	20,930
Ireland (proceeds $7,235)	0.0	7,375
Austrialia (proceeds $8,286)	0.0	7,951
Total securities sold short, at market (proceeds $185,392,992)	875.8 %	$ 183,126,605

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Operations

Options Trading Associates LLC (In Liquidation) (the "Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Pacific Exchange. The Company trades for its own account.

Since September 2004, OTA Multi-Strategy Holdings Ltd. (the "Parent"), a company incorporated under the laws of the Cayman Islands, has been the sole member of the Company.

Valuation of Investments in Securities and Securities Sold Short

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Derivative Financial Instruments

In the normal course of business, the Company utilizes derivative financial instruments in connection with its proprietary trading activities. The Company records its derivative activities at market or fair value. Gains and losses from derivative financial instruments are included in net gain (loss) from investments in the statement of operations.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Income Taxes

As a single- member LLC, the Company is disregarded for federal and state income tax purposes. Its income or loss is reported on the information return of the Parent, itself a pass-through entity. Because the income or loss of the Company is passed through to and the resulting tax consequences are borne by the Parent's various shareholders, the Company does not record a provision for income taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Due to clearing broker

The due to clearing broker is due on demand and is collateralized by all Company-owned securities held by, or deposited with, the clearing broker. Interest is charged at the clearing broker's call rate.

In the normal course of business, substantially all of the Company's securities transactions, money balances and security positions are transacted with two brokers. The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

3. Net capital requirement

As a registered broker dealer and member of the Pacific Exchange, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of 6-2/3% of the aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2006 the Company had net capital of $4,778,138 which exceeded its requirement of $100,000 by $4,678,138.

4. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the Parent's money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the Parent's accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $60,000.

5. Securities sold short

The Fund is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Fund to acquire these securities may exceed the liability reflected in these financial statements.

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii) and therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers".

7. Plan of Liquidation

Management of the Company has formalized a plan of liquidation to liquidate the Company in an orderly manner, and as a result, changed its basis of accounting from the going concern basis to the liquidation basis whereby assets and liabilities are stated at their estimated settlement amounts and all costs of liquidation have been recognized. The adoption of the liquidation basis of accounting did not have a material effect on the carrying values of assets and liabilities as of December 31, 2006. From January 1, 2007 through February 27, 2007, approximately $12,000,000 has been distributed to the sole member of Company.

8. Financial highlights

Financial highlights for the year ended December 31, 2006 are as follows:

Total return	4.6 %
Ratio to average net assets	
Expenses (including interest and dividends)	22.2 %
Net investment income (loss)	(1.4) %

Financial highlights are calculated for the Company taken as a whole.


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